Contact

www.linkedin.com/in/kastendike (LinkedIn)
encell.com (Company)

Top Skills

Strategic Partnerships
Corporate Development
Start-ups

George Kastendike

Senior Vice President at Family Office
Charlottesville, Virginia, United States

Experience

Single Family Office
Senior Vice President
June 2017 - Present (5 years 6 months)
Charlottesville, Virginia, United States

Three Notch'd Brewing Company, LLC
Founder, Executive Chairman & CEO
April 2012 - Present (10 years 8 months)
Charlottesville, Virginia, United States

Encell Technology
President - Battery Management Division
June 2010 - June 2014 (4 years 1 month)

IBM
Sr. Associate
July 2008 - June 2010 (2 years)

AT&T
Client Business Director
August 2000 - July 2008 (8 years)

Education

Emory University - Goizueta Business School
MBA, Finance · (2006 - 2008)

Valdosta State University
BBA, Finance · (1996 - 2000)